787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 21, 2015
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Tom Kluck

Re:	Cavendish Futures Fund LLC
Response dated October 16, 2014 to Form 10-12G Comments
Securities Exchange Act File No. 000-55213

Ladies and Gentlemen:
On behalf of this firm’s client, Sydling Futures Management LLC (“Sydling”), the commodity pool operator (“CPO”) and trading manager of Cavendish Futures Fund LLC (the “Registrant”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), this letter in response to the Commission staff’s (the “Staff”) comment letter dated December 16, 2014 to Mr. Jerry Pascucci, President and Director of Sydling.  The comment letter responded to a letter dated October 16, 2014, in which Sydling responded to the Commission’s comments to the Registrant’s first amended Form 10, dated September 29, 2014 (the “Form 10”).  The following responses are numbered to correspond to the numbering of the December 16th letter.  For your convenience, the Staff’s comments are indicated in italics, followed by Sydling’s response.
General
Comment No. 1:                                        We note your response to comment 2 of our letter dated September 29, 2014 in which you indicate that Sydling does not anticipate exposure to swaps and/or forward contracts to exceed an aggregate of 10% of the Registrant’s net assets. For clarification, please revise to include this disclosure in your registration statement or next periodic report.

Response:                                        A statement regarding Sydling’s expectation that the Registrant’s exposure to swaps and/or forward contracts will not exceed 10% of the Registrant’s net assets will be included in the next periodic report.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

January 21, 2015

Comment No. 2:                                        The staff of the Division of Investment Management has considered the response you provided to our Comment No. 2, which asked you to provide a detailed analysis of the Registrant’s investment company status under the Investment Company Act of 1940. In your response, you made reference to the staff’s letter to Peavey Commodities Futures Fund I, II, and III (Jun. 2, 1983) (“Peavey”), and contended that the Registrant was not primarily engaged in an investment company business because it expects to realize gains and be exposed to risk of loss primarily in connection with its trading of commodity interests. Under Peavey, the staff indicated that although the anticipated source of gains and losses is an issue of “first importance,” the activities of a company’s officers and employees, its public representations, and its historical development are also relevant to the analysis. Please therefore expand your response to our Comment No. 2 in order to address these factors, as well as any other factors that you believe may be relevant.

Response:                          The Registrant is not an “investment company” as defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”), because it is not engaged primarily or proposing to engage primarily in the business of investing, reinvesting, owning, holding, or trading in “securities.”  Rather, the Registrant is only a commodity pool, which, through its investment in Sydling WNT Master Fund LLC (the “Master Fund”), will commit substantially all of its assets to trading commodity interests. The Form 10 echoes the Registrant’s Commodity Futures Trading Commission (“CFTC”) mandated offering document, a copy of which has been provided to each of the Registrant’s investors since inception. The CFTC-mandated offering document states, in pertinent part, that the objective of the Registrant is to achieve capital appreciation through speculative trading, directly or indirectly, in commodity interests generally including commodity futures and commodity option contracts on U.S. exchanges and certain foreign exchanges, and swaps (including foreign exchange forwards). Neither the Registrant nor the Master Fund is authorized, or currently intends, to trade in securities (although the Registrant and the Master Fund may hold U.S. government securities for cash management purposes).

As noted above, to meet the definition of “investment company” the Registrant generally would need to be in the business of transacting primarily in securities.  Futures, options on futures and swaps on commodities, the only instruments the Registrant is permitted to trade, are not included in the definition of “security” in Section 2(a)(36) of the Investment Company Act.1  The Registrant and the Master Fund have traded primarily in exchange-traded commodity interests since inception.  In addition, Sydling anticipates that going forward the Registrant and the Master Fund will trade primarily in these types of commodity interests.

All of the Registrant’s and Master Fund’s assets are deposited in commodity brokerage accounts with UBS Securities LLC, the Master Fund’s commodity broker, which is registered with the CFTC as a futures commission merchant (“FCM”) and is a member of NFA in that capacity.  Either directly or through the Master Fund, the Registrant’s assets are maintained in cash or in

[1]	“Security futures” are included in the definition of “security” in the Investment Company Act. The Registrant, however, does not intend to trade in security futures. In addition, although the Registrant is authorized to trade “swaps,” it is not authorized to trade “security-based swaps.” We note that the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) placed “swaps” under the jurisdiction of the CFTC and placed “security-based swaps” under the jurisdiction of the Commission.

January 21, 2015

U.S. government securities and are available as collateral for commodity interest positions.  These assets are currently (and are expected to remain) segregated as customer funds pursuant to the requirements of the Commodity Exchange Act (“CEA”) and CFTC regulations applicable to FCMs.

It is well established that a collective investment vehicle that trades commodity interests will not be subject to the jurisdiction of the Commission under the Investment Company Act unless the fund is otherwise an investment company under the Investment Company Act.2  According to the Peavey Letter, in determining whether a futures fund (i.e., a commodity pool) is otherwise an investment company, one must look at whether or not the fund is “primarily engaged” in investing in securities so as to be an investment company under Section 3(a)(1)(A) of the Investment Company Act, or is an entity with more than 40% of its total assets (exclusive of government securities and cash items) in investment securities so as to be an investment company within Section 3(a)(1)(C) of the Investment Company Act.

In order to determine an entity’s primary engagement, the Peavey Letter instructs that an issue of first importance is the nature of the entity’s assets and the sources of its income.  Other factors to be considered include the activities of a company’s officers and employees, its public representations and its historical development.  The Registrant does not fall under the definition of an investment company under any of these criteria.

1. Nature of the Registrant’s assets and sources of its income

With regard to the nature of assets and sources of income, the Staff in the Peavey Letter acknowledged that for commodity pools “a snapshot picture of its balance sheet contrasting the value of its futures contracts … with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.”3  Accordingly, in order to determine the “primary engagement” of a commodity pool, one would look to the area of business from which the entity expects to realize its greatest gains, and to which it expects to be exposed to the greatest risk of loss.  The Registrant expects to realize gains and be exposed to the risk of loss primarily – if not solely – in connection with its trading of commodity interests.4  This is evident from its focus on commodity trading and its limited, if any, holdings of securities.  Accordingly, based on the Peavey analysis, the Registrant is not “primarily engaged” in investing in securities and should not be subject to registration or regulation under the Investment Company Act.  Further, pursuant to Section 4m(3) of the CEA, as amended by the Dodd-Frank Act, an investment vehicle is considered to be “engaged primarily” in the business of being a commodity pool if it is or it holds itself out to the public as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in commodity interests.5  The Registrant meets the commodity pool criteria of CEA Section 4m(3).

[2]	Peavey Commodity Futures Fund, SEC No-Action Letter (publicly-available June 2, 1983) (“Peavey Letter”).
[3]	Id. at 3.

[4]	As indicated above, most of the Registrant’s trading has been and is expected to continue to be in exchange-traded futures contracts.

[5]
Section 4m(3) of the CEA defines commodity interest as including contracts of sale of a commodity for future delivery, options on such contracts, security futures, swaps, leverage contracts, foreign exchange, spot and

January 21, 2015

The Staff expanded its position in Peavey in 1996.  In a letter to the Managed Funds Association (the “MFA Letter”), the Staff stated that an investment by a commodity pool in another commodity pool (such as the Registrant’s investment in the Master Fund) will not be considered an investment in a “security” for purposes of the Investment Company Act.6  In such cases, the Staff stated in the MFA Letter that it “would not recommend that the [Commission] take any enforcement action under the Investment Company Act if, when assessing for purposes of Section 3(b)(1) whether or not a commodity pool is primarily engaged in the business of trading or investing in commodity interests, the commodity pool ‘looks through’ the second-tier pools in which it has invested and treats the business activities of each second-tier pool as having been engaged in directly by the commodity pool itself, provided that (1) the commodity pool is operated by a CPO registered as such under the CEA, and (2) each second-tier pool (i) is operated by a CPO registered as such under the CEA, and (ii) is not an investment company, and is not excluded from regulation under the Investment Company Act by Section 3(c)(1) thereof.”7  Each of the Registrant and the Master Fund is operated by Sydling, which is registered with the CFTC as a CPO and commodity trading advisor (“CTA”) and is a member of the National Futures Association (the “NFA”) in those capacities.  The MFA Letter thus instructs that it is appropriate to “look through” to the activities of the Master Fund when determining the primary engagement of the Registrant.

2. Activities of the Registrant’s Employees and Officers

The Peavey Letter states that the activities of the employees and officers of the Registrant are also relevant to the investment company analysis.  The Registrant has no employees or officers.  The personnel listed in the Form 10 are the principals (as that term is defined in CFTC Rule 3.1(a)) of Sydling, the Registrant’s CPO.  The Sydling employees and officers disclosed in the Form 10 are listed with the CFTC as principals of Sydling on its CPO registration.  The business background for each principal is provided in the Registrant’s NFA-filed offering document pursuant to CFTC Rule 4.24(f).  CFTC Rule 4.24 governs the required disclosures in an offering document for a commodity pool such as the Registrant.  The Registrant’s offering document, including the biography of each principal, is required to be filed at least annually with NFA as long as the Registrant is offering units.  Each of Sydling’s principals performs a variety of tasks in his or her capacity as an employee of UBS Financial Services, Inc. (“UBS”).  Their activities with respect to Sydling, however, are limited to operating commodity pools.  We note that the principals of the Registrant’s CTA, Winton Capital Management Limited (the “Advisor”), are also disclosed in the Registrant’s offering document pursuant to CFTC Rule 4.24(f).  The biographies of the officers and employees of Sydling and the Advisor are not actually required to be disclosed in the Form 10. If the Staff wishes, Sydling will remove the biographies from future Exchange Act filings, so that it is clearer that the Registrant has no employees or officers.

forward contracts on physical commodities, and any monies held in an account used for trading commodity interests.

[6]	Managed Futures Association, SEC No-Action Letter (pub. avail. July 15, 1996) at 5.
[7]	See also, Commodity Futures Trading Commission v. Equity Financial Group LLC et. al., 572 F.3d 150 (July 13, 2009), holding, among other things, that a feeder fund in a master-feeder structure is a commodity pool where the master fund invests in commodity futures transactions.

January 21, 2015

3. Public Representations

The Peavey Letter also identifies as relevant to the investment company analysis the public representations made by, or with respect to, an entity.  Public representations regarding the Registrant are limited because the Registrant’s units have been offered only privately since inception.  The Registrant’s name, Cavendish Futures Fund, is indicative of the futures trading focus of its strategy.  Sydling has not, in either the registration statement, the Registrant’s NFA-filed offering document, nor in any advertising or other disclosure, held the Registrant out as being engaged – primarily or otherwise – in investing in securities.  To the contrary, all disclosures made by Sydling about the Registrant during the Registrant’s operating history clearly indicate the Registrant’s business is investing in commodity interests.  Similarly, Sydling was formed by UBS to serve as the manager of alternative investment vehicles that focus on commodity interest trading in a traditional commodity pool structure.  Although not required by the Peavey analysis, we note that the Advisor has been registered with the CFTC as a CTA since 1998.  While the Advisor may engage in securities transactions for certain clients, the investment management agreement between the Registrant and the Advisor (the “Investment Management Agreement”) limits the instruments that the Advisor may trade on behalf of the Registrant to futures, option on futures and swaps.8  As stated in the Form 10, the Advisor is permitted to engage in swaps transactions only with the permission of Sydling.  The Form 10 and the NFA-filed offering document state that the strategy utilized by the Advisor for the Registrant is the Advisor’s “Diversified Program, without equities.”

Sydling is regulated by the CFTC with respect to its serving as CPO of the Registrant.  Pursuant to the CFTC’s Part 4 Rules Sydling is subject to disclosure, reporting and recordkeeping requirements.  Sydling delivers the CFTC-mandated offering document to each prospective investor prior to the time the investor subscribes for units.9  Delivery of the offering document is required by CFTC Rule 4.21(a).  Sydling provides monthly reports to investors in accordance with CFTC Rule 4.22(b).  CFTC Rule 4.22(h) requires these monthly reports to include an oath or affirmation that to the best of the knowledge and belief of the individual making the oath, the information contained in the report is accurate and complete.  The oath is required to be signed by a principal of Sydling.  Sydling is also required by CFTC Rule 4.22(c) to provide each investor with an annual report, audited by an independent public accountant.  This annual audited report must also contain the oath mandated by CFTC Rule 4.22(h).  We note that CFTC Rule 4.24(i) requires Sydling to include a break-even table in the Registrant’s offering document. This tabular disclosure of all fees which the Registrant may incur, indicates the rate of return necessary in order for the value of the Registrant to increase.  The Registrant’s CFTC-mandated offering document, along with other organizational documents, have been prepared to comply with CFTC requirements.  These documents evidence an assumption that the Registrant is a commodity pool that does not engage in securities trading.

[8]	The Investment Management Agreement was filed as Exhibit 10.4 to the Registrant’s initial Form 10-12g filed May 29, 2014.
[9]
The Registrant is exempt from registration under the Securities Act of 1933 in reliance on section 4(a)(2) and Regulation D promulgated thereunder.  While Regulation D does not require an offering document, CFTC Rule 4.21(a) requires delivery of a CFTC Part 4 compliant disclosure document to each investor in the Registrant.

January 21, 2015

4. Historical Development

The historical development of the Registrant, the activities of Sydling and the Advisor on behalf of the Registrant, and the fact that the Registrant is engaged only in commodity interest trading and not securities trading all support the conclusion that the Registrant is a commodity pool that is not an investment company.  As previously mentioned, the Advisor has been a long time trader of commodity interests and is registered with the CFTC as both a CPO and CTA.  Sydling was formed to serve as the manager of alternative investment vehicles that focus on commodity interest trading in a traditional commodity pool structure and is registered with the CFTC as a CPO and CTA.  The Registrant’s CFTC-mandated offering document initially was filed with NFA in September 2012, well before the initial Form 10-12G was filed in May 2014.  The Registrant was created to allow investors to have an opportunity to obtain commodity exposure in a managed futures vehicle, operated by a registered CPO and CTA (whose principals are listed with the CFTC), advised by a registered CTA and following that CTA’s strategy which excludes equity (or any other) securities.  Sydling is subject to the full disclosure, reporting and recordkeeping requirements of the CEA and the CFTC through its role as the Registrant’s CPO.  Sydling provides monthly and annual financial disclosures to investors in the Registrant as required by CFTC Rules. Finally, the Registrant’s CFTC-mandated offering document is and will continue to be subject to review by NFA at least annually so long as the Registrant is offering its units.

The Registrant is not an investment company as it is primarily engaged in trading commodity interests and is not in the business of investing, reinvesting, owning, holding, or trading in “securities.”
*  *  *  *
A copy of the Registrant’s “Tandy” letter is included with the filing.  Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8931 or Rita M. Molesworth of this office at (212) 728-8727.
Sincerely,
/s/ John Cronin
John Cronin, Esq.
Willkie Farr & Gallagher LLP
cc:	Jerry Pascucci, Sydling Futures Management LLC
Jennifer Magro, Sydling Futures Management LLC
Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP

Sydling Futures Management LLC
1285 Avenue of the Americas - 20th Floor
 New York, New York 10019
January 21, 2015
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Tom Kluck

Re:	Cavendish Futures Fund LLC
Response dated January 21, 2015 to Form 10-12G Comments
Securities Exchange Act File No. 000-55213

Ladies and Gentlemen:
Pursuant to your comment letter dated December 16, 2014, Cavendish Futures Fund LLC (the “Registrant”) acknowledges that:
•	the adequacy and accuracy of the disclosure in its Form 10-12G is the responsibility of the Registrant;
•
Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s Form 10-12G; and

•	the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*  *  *  *
Please feel free to call the undersigned at (212) 713-2000 with any questions.
Very truly yours,
/s/ Jennifer Magro
Jennifer Magro
Chief Financial Officer and Director
Sydling Futures Management LLC

cc:	Jerry Pascucci, Sydling Futures Management LLC
Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP
John Cronin, Esq., Willkie Farr & Gallagher LLP